

April 9, 2008

By U.S. mail and facsimile to (412) 433-1167

Ms. Gretchen R. Haggerty
Executive Vice President and Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219

      RE: United States Steel Corporation
                   Form 10-K for the fiscal year ended December 31, 2007
                   Filed February 27, 2008

                   File No. 1-16811

Dear Ms. Haggerty:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                   Sincerely,

                   John M. Hartz
                   Senior Assistant Chief
                   Accountant